[Pillsbury Winthrop Shaw Pittman LLP Letterhead]

December 11, 2006	Phone: 650.233.4670
gabriella.lombardi@pillsburylaw.com
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0406
Mail Stop 6010
Attn: Mr. David Burton

Re:	Tvia, Inc. Item 4.02, Form 8-K Filed November 17, 2006 File No. 0-30539
Dear Mr. Burton:
     Tvia, Inc. (the “Company”) is in receipt of your letter dated November 27, 2006, commenting on the Company’s Form 8-K filed on November 17, 2006. The text of the comment and the Company’s response appears below:
Item 4-02(a). Non-Reliance on Previously Issued Financial Statements
1.	Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the periods covered by your Form 10-K for the fiscal year ended March 31, 2006 and by your Forms 10-Q for the quarters ended December 31, 2005 and June 30, 2006 in light of the material errors you have disclosed. Additionally, tell us what effect the errors had on your current evaluation of disclosure controls and procedures as of your quarter ended September 30, 2006.
     Response: On behalf of the Company, please be advised that the Company has restated its historical financial statements, and filed an amended Form 10-K and amended Form 10-Qs, respectively, on November 22, 2006 for the fiscal year ended March 31, 2006 and for the quarters ended December 31, 2005 and June 30, 2006. Each of these filings contained disclosure regarding the impact of the restatement on the Company’s disclosure controls and procedures.

December 11, 2006

     In addition, the Company filed its Form 10-Q for the quarter ended September 30, 2006, on November 22, 2006, in which it discussed the effect the errors had on its evaluation of disclosure controls and procedures as of the quarter ended September 30, 2006, in “Item 4: Controls and Procedures.”
     Accordingly, the Company believes that its actions described above satisfy the request raised in the above-referenced letter.
     The requested acknowledgement from the Company is attached hereto.
     Should you have any questions or require additional information, please call me at (650) 233-4670.
Sincerely yours,
/s/ Gabriella Lombardi

cc:	Mr. Eli Porat Mr. Keith Yee
Attachment

ACKNOWLEDGMENT
     Tvia, Inc. (the “Company”) acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert SEC staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

TVIA, INC.
Dated: December 11, 2006	/s/ Keith Yee
By: Keith Yee
Its: Chief Financial Officer